FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

INTERIM MANAGEMENT STATEMENT,

HSBC FINANCE CORPORATION AND

HSBC USA INC. Q1 08 RESULTS

ANALYST AND INVESTOR CONFERENCE CALL

HSBC Holdings plc will be conducting an Interim Management Statement conference call combined with HSBC Finance Corporation and HSBC USA Inc's first quarter 2008 results on Monday, 12 May 2008 as already communicated in the investor relations section of www.hsbc.com. The filings will be made at the stock exchange after 9.15 am (in
London
) and will be available on www.hsbc.com shortly after 9.30 am. The conference call will take place from 3.00 pm - 4.00 pm (in
London
).

The conference call will be hosted by Michael Geoghegan, Group Chief Executive and Douglas Flint, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK
:

                   44 20 7806 1957

UK
 Toll Free:

        0800 028 1277

USA
:

                1 718 354 1389
USA
 Toll Free:

         1 888 935 4577

Hong Kong
:

           852 3002 1356

Hong Kong Toll Free:
    800 966 523

Restrictions may exist when accessing freephone / toll free numbers using a mobile telephone.

Passcode:

    HSBC

A recording of the conference call will be available from the close of business 12 May 2008 until close of business on 12 June 2008.

Local replay access telephone numbers are:

UK
 Toll:

            44 20 7806 1970
UK
 Toll Free:

    0800 559 3271

USA
 Toll:

          1 718 354 1112
USA
 Toll Free:

1 866 883 4489

Hong Kong
:

       852 3002 1607

Replay access passcode:
    2734782#

On
13 May
 200
8
, the replay will also be accessible on HSBC's website by following this link:
http://www.hsbc.com/hsbc/investor_centre
.

For further information, please contact
:
Investor Relations

Danielle Neben

+44 (0)20 7992 1938

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                      By:

                                                        Name: P A Stafford

                                                                          Title: Assistant Group Secretary

                                                           Date: May 12, 2008